UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On September 21, 2026, Tantech Holdings Ltd (the "Company") announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The Company had previously announced on March 31, 2026 that it received a notification letter from Nasdaq on March 26, 2026 informing the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company's Class A common shares had been below $1.00 per share for 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a compliance period of 180 calendar days, or until September 22, 2026, to regain compliance with the minimum bid price requirement.

On September 21, 2026, Nasdaq notified the Company that, for the last 10 consecutive business days, from September 4, 2026 through September 18, 2026, the closing bid price of the Company's Class A common shares had been at least $1.00 per share. Accordingly, Nasdaq determined that the Company has regained compliance with Listing Rule 5550(a)(2), and the matter is now closed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd.

Date: September 24, 2026	By:	/s/ Yongxin Su
Yongxin Su
Co-Chief Executive Officer

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